UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                     Devon Energy Corporation (Oklahoma)
 --------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.10 per share
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                       (Title of Class of Securities)

                                  251799102
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                               (CUSIP Number)

                             Gregory F. Pilcher
                     Vice President and General Counsel
                           Kerr-McGee Corporation
                          123 Robert S. Kerr Avenue
                        Oklahoma City, Oklahoma 73102
                               (405) 270-1313
 --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               August 17, 1999
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 251799102

1.         Name of Reporting Person.
           I.R.S. Identification Number of Above Person (Entities Only).

                Kerr-McGee Corporation

2.         Check the Appropriate Box if a Member of a Group (See
           Instructions)
                (a)  [  ]
                (b)  [  ]

3.         SEC Use Only


4.         Source of Funds (See Instructions)
                Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                [  ]

6.         Citizenship or Place of Organization
                Delaware

                    7.    Sole Voting Power
Number of                      0
Shares
Beneficially        8.    Shared Voting Power
Owned by                       0
Each Reporting
Person With:        9.    Sole Dispositive Power
                               0

                    10.   Shared Dispositive Power
                               0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [ ]

13.        Percent of Class Represented by Amount in Row (11)
                0.0%

14.        Type of Reporting Person (See Instructions)
                CO


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

                                AMENDMENT NO. 6

          The Statement on Schedule 13D relating to the Common Stock, par value $0.10 per share ("Shares"), of Devon Energy Corporation (Oklahoma), formerly Devon Energy Corporation ("Old Devon"), which was initially filed on January 8, 1997 (the "Initial Statement") by Kerr-McGee Corporation ("Kerr-McGee") and amended by Amendment No. 1, as filed on May 28, 1999, Amendment No. 2, as filed on July 18, 1999, Amendment No. 3, as filed on
July 22, 1999, Amendment No. 4, as filed on August 4, 1999, and Amendment
No. 5, as filed on August 5, 1999, is hereby further amended as set forth herein. Capitalized terms used but not defined herein shall have the meanings as set forth in the Initial Statement.

Item 5.        Interest in Securities of the Issuer.

          Item 5 is amended by adding the following text to the end thereof:

          Because Kerr-McGee exchanged all of its 9,954,000 Shares of Old Devon for 9,954,000 shares of Devon Energy Corporation, formerly Devon Delaware Corporation ("New Devon"), on August 17, 1999 pursuant to the Merger of Old Devon and PennzEnergy Company, Kerr-McGee no longer beneficially owns any Shares of Old Devon.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is amended by adding the following text to the end thereof:

          Pursuant to the terms of the Termination Agreement, the Stock Agreement terminated on August 17, 1999, which was the date of the effectiveness of the Merger.

















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

                                   SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1999

                                KERR-McGEE CORPORATION


                                By:       /s/ John C. Linehan
                                     Name:      John C. Linehan
                                     Title:     Executive Vice President and
                                                Chief Financial Officer

































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